

September 15, 2010

Via U.S. Mail and Fax (404) 443-4192

Clarence H. Smith
President and Chief Executive Officer
Haverty Furniture Companies, Inc.
780 Johnson Ferry Road, Suite 800
Atlanta, Georgia 30342

>   Re: **Haverty Furniture Companies, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 8, 2010**
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed March 30, 2010**
>   **File No. 001-14445**

Dear Mr. Smith:

We have reviewed your filings and have the following comments. You should comply with these comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 9A. Controls and Procedures

1. We note that your effectiveness determination does not reference the complete definition of disclosure controls and procedures as set forth in Exchange Act Rule 13a-15(e). In addition to the disclosure provided, please disclose whether your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive

and principal financial officer, to allow timely decisions regarding required disclosure. Alternatively, you may simply state that the officers concluded that your disclosure controls and procedures are effective.

Signatures, page 35

2. Please confirm whether your principal accounting officer or controller signed your Form 10-K. We note that Dennis L. Fink is identified as your Chief Financial Officer, but there is no indication that your principal accounting officer or controller signed the filing. See Form 10-K General Instruction D.

Exhibit 10.1

3. We note that you have not included the exhibits and schedules to the Credit Agreement, dated December 22, 2008, that was originally filed on December 23, 2008, and is incorporated by reference into this Form 10-K. Please review this, and all of your material agreements, and file any exhibits, schedules and/or appendices to these agreements. Refer to Rule 601(b)(10) of Regulation S-K. Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Exhibit 31

4. Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. For example, we note that you added the word "we" to paragraph 4 and deleted the word "fiscal" from paragraph 4(d). Please confirm your understanding. Please also apply this comment to your Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010.

5. Please delete your CEO and CFO's titles from the introduction of their respective certifications. Please also confirm that the inclusion of your CEO's and CFO's titles was not intended to limit the capacity in which each person provided the certification. Please also apply this comment to your Forms 10-Q for the periods ended March 31, 2010 and June 30, 2010.

Definitive Proxy Statement on Schedule 14A filed March 30, 2010

Compensation Discussion and Analysis, page 15

Overview of Our Executive Compensation Program, page 15

The Compensation Committee's Considerations, page 16

6. We note your disclosure on page 16 that your Compensation Committee determined that
    your NEOs' compensation structure was "reasonable, remained consistent with [your]
    compensation philosophy and was not excessive." However, you have not included
    disclosure in response to Item 402(s) of Regulation S-K regarding whether your
    employee compensation policies and practices on the whole are reasonably likely to have
    a material adverse effect on you. Please advise us of the basis for your conclusion that
    disclosure is not necessary and describe the process you undertook to reach that
    conclusion.

Executive Compensation Data, page 17

7. Please disclose the nine companies you identified as your peer group in conducting the
    compensation comparisons you reference in the first paragraph on page 17. Refer to Item
    402(b)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance
    and Disclosure Interpretations located at our web-site, www.sec.gov.

Annual Cash Incentive Compensation, page 18

8. We note that you have not provided a quantitative discussion of the terms of the
    necessary pre-tax earnings targets to be achieved for your named executive officers to
    earn annual cash incentive compensation as described in the last paragraph on page 18. If
    you omitted this information because you believe it would result in competitive harm as
    provided under Instruction 4 to Item 402(b), please provide us with a detailed analysis of
    the basis upon which you made your determination. Please note that the standard that
    applies in this context is the same standard that would apply if you were to file a formal
    request for confidential treatment of trade secrets or commercial or financial information
    contained in a material contract exhibit to a Securities Act or Exchange Act filing. If
    disclosure of the performance-related factors would cause competitive harm, please
    discuss how difficult it will be for the executive or how likely it will be for the registrant
    to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of
    Regulation S-K and refer to Regulation S-K Compliance and Disclosure Interpretation
    118.04.

Long-Term Equity Compensation, page 19

9. We note your disclosure in the last paragraph on page 16 that you provide equity awards
    based on performance of general management responsibilities and contribution as a

member of the executive management team. We also note your disclosure in the fourth paragraph on page 19 that in establishing equity awards you "estimate the approximate dollar amount of equity compensation that [you] want to provide…." Please expand your disclosure on pages 16 and 19 to clarify whether specific factors, goals and/or targets are considered in evaluating your NEOs' performance and contributions for the purpose of allocating equity compensation. If so, please disclose these factors, goals and/or targets. Refer to Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director